J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

June 21, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan, Legal Branch Chief

Karen Ubell, Staff Attorney

Bryan Pitko, Staff Attorney

Gus Rodriguez, Accounting Branch Chief

Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc. Registration Statement on Form S-1 (File No. 333-188704) Form 8-A (File No. 001-35980)

Acceleration Request
Requested Date:	June 25, 2013
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of NanoString Technologies, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on June 25, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2013:

(i)	Dates of Distribution: June 13, 2013 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 1,807

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 2,221

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Joe Gilliam
Name: Joe Gilliam
Title: Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Mike Brophy
Name: Mike Brophy
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]